08003706

PHOSPHAGENICS

File Reference no. 82-34939

30 June 2008

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
450 FIFTH STREET, N.W.
WASHINGTON DC 20549
USA

SEC Mail Processing Section

SUPPL

JUL - 7 2008

Washington, DC
110

Dear Sirs

re : **Phosphagenics Limited ("PPGNY")**
American Depository Receipts – Level 1 Facility ("ADR")
Quarterly Lodgement of Documents

We refer to the above ADR facility which became effective as of 24 March 2006.

Under the terms of the approved Rule 12g3-2(b) Exemption the Company is required to lodge with the Securities and Exchange Commission ("SEC") on a quarterly-in-arrears basis a copy for all information made public by the Company in Australia.

Enclosed is a file of all such information as released by the Company to the Australian Stock Exchange ("ASX") under the ASX Listing Rules and to the Australian Securities and Investment Commission ("ASIC") since and including 1 April to 30 June 2008.

Under the arrangements between the ASIC and the ASX all documentation lodged with the ASX by listed entities is automatically on-forwarded by the ASX to ASIC.

The next lodgement with the SEC will be for the September 2008 quarter.

Yours faithfully
Phosphagenics Limited

PROCESSED
JUL 11 2008
THOMSON REUTERS

per Mourice Garbutt
Company Secretary
p\letters\securities & exchange commission usa 30 06 08

7/10

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Detailed search - prices, charts and announcements

Search results: Company announcements for PHOSPHAGENICS LIMITED (POH)

Date	Price sens.	Headline	Pages	PDF	Edited text*
11/06/2008		Ceasing to be a substantial holder - Mr H Snook	3	PDF	-
26/05/2008		Final Director`s Interest Notice Appendix 3Z Mr M D Prestion	3	PDF	-
23/05/2008		Results of Annual General Meeting	2	PDF	-
23/05/2008		Chairman`s and CEO Address to Shareholders at AGM	9	PDF	-
22/05/2008		Change of Director`s Interest Notice - Professor J Mills	4	PDF	-
20/05/2008		Appendix 3B - Confirmation of Number of Shares Placed	8	PDF	-
20/05/2008		Phosphagenics` Executive Appointment	2	PDF	-
12/05/2008		Change in substantial holding	6	PDF	-
07/05/2008	!	POH Capital Raising of A$9.1m-App 3B and S708A Notice	10	PDF	-
05/05/2008	!	Trading Halt	2	PDF	-
30/04/2008	!	Positive Pre-clinical Results Targeted Delivery Lidocane	3	PDF	-
21/04/2008		Excellence in Biology Investment Conference Presentation	26	PDF	-
14/04/2008		Annual Report and AGM documentation to shareholders	81	PDF	-

PHOSPHAGENICS

11 June 2008

SEC Mail Processing
Section

JUL - 7 2008

Washington, DC
110

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir

re : **PHOSPHAGENICS LIMITED**

Form 605 (Cessation of Substantial Shareholding)
Mr H Snook

Attached for release to the market is the Form 605 Notice as received today by the Company from Mr Snook noting that the recent increase in the number of issued voting shares in the share capital of Phosphagenics Limited has diluted the percentage of his unchanged entitlement to Phosphagenics Limited shares to less than 5 per cent of the Company's issued voting shares.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\h snook 605 11 06 08

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Phosphagenics Limited
ACN/ARSN	32 056 482 403

1. Details of substantial holder (1)

Name	Harvey Snook
ACN/ARSN (if applicable)	

The holder ceased to be a substantial holder on	20/05/2008 Holder only became aware of the percentage dilution impact on his entitlement arisng from the increase in issued capital by Phosphagenics Limited on 30 May 2008
The previous notice was given to the company on	29/03/2006
The previous notice was dated	29/03/2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
20 May 2008 - but entitled party only became aware of the impact of the increase in issued POH shares as a percentage dilution on his entitlement on 30 May 2008	Harvey Snook	PERCENTAGE DILUTION ONLY arising from the issue by Phosphagenics Limited (POH) of new ordinary voting shares the extent that the holders % entitlement has been diluted to less than 5 per cent of the issued voting shares of POH	Nil.	NIL Entitlement unchanged at 32,048,299 ORDINARY voting shares	Nil Entitlement unchanged at 32,048,299 ORDINARY voting shares

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	NO CHANGE

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Harvey Snook	6 Raymond Court, Brighton East, Vic., 3187

Signature

print name Harvey Snook capacity Self

sign here date 30/05/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

PHOSPHAGENICS

26 May 2008

SEC Mail Processing
Section

JUL - 7 2008

Washington, DC
110

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sirs

re : PHOSPHAGENICS LIMITED

DIRECTORATE – MR M D PRESTON

Attached for release to the market is the Appendix 3Z for Mr M D Preston, a director who retired by rotation at the Annual General Meeting held on Friday 23 May 2008 and who did not seek re-election.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\3z mdp letter 26 05 08

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	PRESTON, Michael D
Date of last notice	28 SEPTEMBER 2007 (APPENDIX 3Y)
Date that director ceased to be director	23 MAY 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

		ORDINARY SHARES
1	SELF	1,381,773
2	JOINT HOLDING M D & S PRESTON	790,886
		2,172,659

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

PHOSPHAGENICS

23 May 2008

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir

re : ANNUAL GENERAL MEETING ("AGM")

RESULT OF RESOLUTIONS

At the AGM of the shareholders of Phosphagenics Limited held in Melbourne today the following resolutions as set out in the Notice of Meeting dated 4 April 2008 were each carried by the required majority on a show of hands.

As a result, shareholders resolved:

- Resolution no. 1 - to adopt the Remuneration Report;
- Resolution no. 2 - to re-elect a Director – Mr J A Addison

and, as announced, the resolution proposing the re-election of Mr Michael D Preston, was withdrawn with the approval of the Meeting.

A table detailing the results of the voting, by resolution, inclusive of the proxy voting is attached.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\results agm 23 05 08

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Phosphagenics Limited
Annual General Meeting 23 May 2008

SUMMARY OF VOTING

	Adoption of the Remuneration Report		**Re-elect Mr J A Addison**		**Re-Elect Mr M D Preston**	
Type of Resolution	ORDINARY		ORDINARY		ORDINARY	
Carried By	Show of Hands		Show of Hands		WITHDRAWN	
PROXY VOTING No. of Valid Proxy Forms	432		432		432	
	Shares	**Proxy Forms**	**Shares**	**Proxy Forms**	**Shares**	**Proxy Forms**
FOR	206,692,629	245	209,714,991	314	209,403,266	309
OPEN	9,125,345	95	8,834,451	92	9,048,901	94
AGAINST	4,971,679	49	3,917,061	12	3,912,670	14
Sub Total	220,789,653	389	222,466,503	418	222,364,837	417
ABSTAINING/ EXCLUDED	1,807,072	43	130,222	14	231,888	15
Total	222,596,725	432	222,596,725	432	222,596,725	432

p\asx\results agm 23 05 08

PHOSPHAGENICS

23 May 2008

SEC Mail Processing
Section

JUL - 7 2008

Washington, DC
110

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sirs

re : PHOSPHAGENICS LIMITED

ANNUAL GENERAL MEETING

Attached for release to the market is a copy of the Addresses to be given by the Chairman, Professor Andrew Vizard, and the CEO, Mr Harry Rosen.

The Company has been advised by Mr M D Preston, who is due to retire by rotation, that he will not now be seeking re-election as a director of the Company. Accordingly, shareholder approval for the withdrawal of resolution no. 3 will be sought at the meeting.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\2008 agm 23 05 08

PHOSPHAGENICS

Chairman's address to shareholders

AGM – 23rd May 2008

Starting out, as you aware Phosphagenics discovered a technology that improved the delivery and efficacy of numerous drugs. It is a true platform technology, protected by a suite of 23 patent families with applications in the pharmaceutical, nutraceutical, dermatological and cosmetic industries.

Our objective at Phosphagenics is to address unmet medical needs and provide innovative, patient friendly and efficient delivery applications of existing drugs, and to generate commercial success.

To achieve this objective, our strategy is to formulate our world-class delivery technologies with high-demand drugs already in the market – put simply taking high demand drugs and improving the delivery application.

Let me use insulin as an example.

Insulin is a high demand drug – the world diabetic population is forecasted to double to 350 million by 2025.

Insulin-dependant diabetics administer insulin with the age old and invasive injection.

We saw this as an opportunity, we're currently conducting a phase 2a clinical trial to provide a more patient friendly method of administration using our TPM/insulin formulation.

This strategy offers Phosphagenics the commercial advantages of a pipeline of products with lower risk and a faster route to market compared to developing new drugs.

I stood here last year and said that our strategy for 2007 was to accelerate our R&D product pipeline by undertaking extensive clinical programs based on our successful pre-clinical study results from 2006.

I am pleased to report that during 2007, we commenced four clinical trials:

- A phase 1b and a 2a insulin trial;
- A phase 2 Phospha E® trial, fully funded by Nestlé Nutrition, to establish the efficacy of our Phospha E® in reducing the risk factors associated with metabolic syndrome; and
- A phase 1 trial for the leading pain-relief drug oxycodone.

During the first few months of this year, we have further developed our product pipeline, as shown on this slide.

Let me explain some of the rationale of why these particular products were chosen for development and what advantages this extensive portfolio offers to the company.

Insulin and opioids have substantial markets: insulin global sales of more than US$7 billion annually and opioid sales of US$7.7 billion. Despite their widespread use, both insulin and opioids currently have significant issues associated with their administration. Our transdermal insulin and opioids provide novel solutions to those delivery problems.

Without a doubt, transdermal insulin and opioids are potential blockbuster products for Phosphagenics – possibly the jewels in the crown of our pipeline. But, being novel products, there is a defined pathway of clinical trials that must be navigated before the product can be registered for use. This path is certainly shorter than the path facing new actives, but still substantial.

We've chosen to undertake these clinical trials and not to licence the products at this stage as this can diminish value, hence our determination to continue their development.

In a phase 2 trial this year, we demonstrated that our TPM/Insulin formulation safely penetrated through human skin and delivered insulin into the blood stream of patients with Type 2 diabetes over a sustained period of time, without any adverse events.

We recently expanded this trial to include patients with Type 1 diabetes. This trial is scheduled for completion in the coming months. If successful we intend to immediately commence phase 2 trials in the U.S.

Transdermal opioids. Following successful results from our phase 1 clinical trial of Oxycodone in December, a collaborative program was commenced and is currently underway with LTS, a world leading patch development company, to incorporate the current formulation into a patch system. Plans are also underway to undertake a clinical trial of this patch in the second half of 2008.

As I said, potentially blockbuster products, but these will take time to get to market.

The next group of products in our pipeline, transdermal diclofenac, lidocaine and retinoic acid add a different dimension to our portfolio.

All three are currently available as topical products. Diclofenac as Voltaren gel, lidocaine as a topical anesthetic and retinoic acid for acne treatment. All three have topical limitations both in terms of penetrating the skin and causing irritation. The inability to penetrate the skin renders these products largely ineffective. We have very good reason to believe our transdermal technology can solve those problems.

Importantly, because these topical products already exist, and we're developing improved versions, we do not need to proceed through the standard phases of clinical development – we can complete proof of concept studies within two years of commencing a project, thus a much shorter, less expensive route to market.

We released the results of our pre-clinical studies of lidocaine last month. These results showed that formulating lidocaine with our TPM showed a nine fold increase in the amount of lidocaine delivered into the skin.

These results were outstanding and clearly demonstrate the superiority of our formulation over existing products.

The final product in development that I will mention is the orally delivered Phospha E®. This project involves an important strategic alliance with Nestlé Nutrition.

Nestlé Nutrition has about 22,000 employees in more than 70 markets, it is an autonomous business within the Nestlé group, one of the world's largest food and beverage companies. Nestlé Nutrition (Nestlé) manages and develops the group's specialty nutrition brands, its product portfolio covers infant nutrition, healthcare nutrition, performance nutrition and weight management.

Currently, we have a phase 2 clinical trial underway, fully funded by Nestlé Nutrition (Nestlé), to establish the efficacy of our Phospha E® in the management of metabolic syndrome.

In 2006, we began working with Nestlé on two pre-clinical studies that confirmed that, when given orally, Phospha E® significantly reduces many of the key biomarkers associated with metabolic syndrome.

We look forward to building on the already strong relationship we have with Nestlé and based on current recruitment rates, we expect to complete our phase 2 trial in the next few months.

The companies have agreed the principal terms of a commercialisation agreement, granting a worldwide exclusive licence to Nestlé for the use of Phospha E® in medical foods, and for Phosphagenics to be the exclusive manufacturer and supplier of Phospha E® to Nestlé. The final commercial agreement is due to be signed on the successful completion of the phase 2 trial.

We also applied for and were granted Generally Recognized As Safe (GRAS) status for Phospha E®.

GRAS status allows manufacturers, such as Nestlé, to produce and sell foods that include Phospha E® in the US food and beverage market – the world's largest food and beverage market valued at more than US$1 trillion a year.

This represents a tremendous commercial opportunity for Phosphagenics.

Obviously, appropriate funding is required to support the clinical programs that we have commenced. In 2007, Phosphagenics earned A$4.4 million in revenue and we were also awarded two government grants with a combined total of up to A$5.3 million over three

years. Subsequently, in May of this year, we raised A$9.1 million through a share placement.

This removed a significant risk that directors considered the company was facing: lack of funds. We now have enough cash to support our R&D programs through to the end of year 2009.

Although we're Melbourne-based, Phosphagenics is a globally driven biotechnology company.

To support and leverage our R&D success, we expanded our international operations by establishing a U.S. office in New York.

Harry Rosen and Dr Esra Ogru spent a considerable time in New York and traveling in North America and Europe generating corporate activity through an extensive investor relations program while seeking new collaborative and commercial partnerships.

To support our international efforts, this week we announced the appointment of Fred Banti as Senior Vice President and Chief Business Officer.

Fred, who will be based in New York, has more than 27 years' experience as a pharmaceutical executive with strong management credentials in corporate, business and strategy development, portfolio and project management, commercial assessments and R&D.

His thorough understanding of the drug development and commercialisation process will strengthen Phosphagenics' business and corporate development.

In concluding, the next 12 months for Phosphagenics will be focused on continuing our extensive clinical programs and developing additional products in the area of targeted, localised delivery.

I am of the opinion that all the elements required to increase shareholder value are in place: quality management, skilled innovative researchers, intellectual property and a strong bank balance capable of funding our high value R&D pipeline that will support the establishment of global commercial opportunities.

As Chairman and on behalf of the Board, I take this opportunity to thank all staff at Phosphagenics for their tireless efforts. In particular I would like to thank Michael Preston for his contribution to the Company, as a Director, over the last three and a half years.

Andrew Vizard
Chairman

PHOSPHAGENICS

CEO's address to shareholders

AGM – 23rd May 2008

Mr. Chairman, fellow directors and Shareholders,

Patience is one of the key elements required when investing in any technology and our shareholders have shown an abundance of that. As much as we like to believe that we can predict the timing and outcome of scientific research, unexpected events inevitably arise.

An investment in biotechnology has inherent risks, yet despite the risks, we do make these investments. While the reasons may be varied, I suspect that many of you made your decision on a similar basis to me: our company has diverse and incredibly robust technologies; it is at the leading edge of science in the field of drug delivery; and has multiple applications, whether in pain management, diabetes, food or personal care products.

However, as important as any financial rewards, we also want to make a difference in what we do and what the companies in which we chose to invest in, do. A successful biotechnology company makes invaluable contributions to society by extending the longevity and improving the quality of life.

In 1895, when the first U.S. pharmaceutical laboratory was established, the average life expectancy was around 50 years of age. Since then, it has increased by 56 per cent to around 78 years.

It is not difficult to imagine that by the close of the 21st Century, the majority of people will live to 100 years or more. We can hardly attribute this explosion in longevity to evolution. Undoubtedly, biotechnology and medical research have played the central role in the changing life expectancy, and the continuation of this research is being funded by your investment and people like you.

For those of you who are not motivated solely by altruism, let me share with you the way we are positioning your company for success.

So that you can better understand our commercial strategy, I will briefly touch upon our primary technology, which involves encapsulating drugs into spheres using our proprietary product. We

have patented a formulation that produces spheres that are ultra deformable and therefore change their shape so that they are able to get through the tight spaces within our skin.

Our technology differs from any other technology in the world in two important ways. Firstly, we are able to load a very large percentage of the drug into the spheres, often beyond 90 per cent. Secondly, we can control the size of spheres and consequently have the flexibility of delivering drugs either into the skin or through the skin. Small spheres readily get through the tight junctions of the skin to deliver drugs into the blood stream. On the other hand, large spheres are trapped in these tight spaces where they burst and deliver the drug. We refer to this as targeted, non-systemic delivery.

Currently we have seven products in our pipeline that are either in clinical studies or about to enter the clinic – consequently, we have many shots at goal.

Our portfolio is diverse and comprises of: insulin for diabetes; morphine, oxycodone and lidocaine for pain management; diclofenac for inflammation; retinoic acid for acne treatment and Phospha E® for regulating inflammatory biomarkers and metabolic syndrome.

Insulin, morphine and oxycodone are being developed for delivery into the systemic circulation, that is, the blood stream. Lidocaine, diclofenac and retinoic acid, recent additions to our portfolio, are being developed for targeted, non-systemic delivery. Phospha E®, by contrast, is an oral compound.

Today we have ongoing clinical studies for insulin and Phospha E® in Australia, and retinoic acid in the U.S.

We are developing a patch for oxycodone and morphine in collaboration with LTS in Germany and plan to re-enter the clinic with oxycodone as soon as the patch development has been completed, which is expected to be later this year.

We have completed our pre-clinical development for lidocaine with outstanding results and we are currently conducting pre-clinical studies for diclofenac, which is sold as Voltaren.

To give you an idea of the market size of the drugs we have under development, annual sales for insulin exceeds US$7 billion, for both oxycodone and lidocaine it exceeds US$1.2 billion each, for diclofenac it exceeds US$700 million and for retinoic acid and morphine it is around US$350 million each. The market for Phospha E will need to be developed, but we are partnering with the world's largest food producer, Nestlé.

In the past year or so, our scientific team has substantially improved our technology. Commercially, we needed to develop a strategy that would leverage their work.

We were already developing insulin and oxycodone, which are relatively long term projects. What we needed was to develop a strategy that would deliver shareholder value quicker.

The criteria we set were: speed to market; easier regulatory pathway; lower development costs; indications that have unmet medical needs and sizeable markets. Targeted non-systemic delivery readily fulfilled these characteristics.

This strategy will enable us to complete proof of concept, phase 2 studies within two years of commencing a project at a cost that will be significant less than the cost of developing new drugs.

As we are targeting localised non-systemic delivery, our regulatory pathway will be relatively easy. There are many instances where it would be preferable to deliver drugs transdermally yet pills are prescribed because there are no adequate technologies available, or where transdermal delivery is available, it has poor bioavailability or causes severe skin irritation.

Another important aspect of our strategy is that we have selected compounds with a partner in mind. This arose as a consequence of discussions with several pharmaceutical companies over the past year, who have expressed an interest in co-developing the drugs we have selected. Having said this, insulin and oxycodone remain our priority. While insulin is a long-term project, the rewards to our shareholders for success will be incredible.

Having seven compounds in, or about to enter, the clinical stage is a large undertaking for a small company. Until such time as we enter into licensing arrangements, we will not expand our clinical pipeline. However, we will remain opportunistic. We believe that there is a ready market for our products once we have sufficient clinical data, but so that you understand the length involved in the process, it normally takes between six to 12 months to negotiate these types of arrangements.

We are committed to establishing our commercial operations in the U.S. and have recently appointed Fred Banti as our global Chief Business Officer and Senior Vice President.

Fred has more than 25 years' experience in the pharmaceutical industry. This appointment is a strong indication that we believe that we have reached a pivotal point in our corporate development where greater emphasis will be placed on commercial outcomes as we are now in a position to do so.

We expect that other commercial appointments will follow in the U.S. as we start allocating a larger percentage of our financial resources towards commercial development. We have been in discussions with several multinational companies for some time who continue to show great interest in our technologies. However, like you, we are running out of patience and consequently have made the decision not to rely solely on these negotiations but to take control of our own destiny and we are considering the merits of launching our own products in the U.S. for dietary supplements and personal care, so long as we remain focused on our main game, pharmaceutical, and the costs are minimal.

The final two matters I need to touch upon before vacating the podium are our recent capital raising and our current share price.

The greatest risk to our company was to run out of money before attaining our commercial goals. We had been in discussions with U.S. investment bankers since the beginning of 2007 with many interested in undertaking a capital raising on our behalf. Along came the sub-prime bubble and the world changed. While we still had U.S. Bankers wanting to raise the money, the rules of the game changed so much that we started looking for alternatives.

In the end we approached our largest shareholder and through BBY, who were incredibly good during the process, one US fund. In a matter of a week we raised sufficient funds to see us through to the end of 2009. This is a testament to the strength of our technology.

Yes, we could have waited until getting results in the second half of the year however to mitigate financial risk in the current marketplace, where capital raisings for biotechnology companies are extremely difficult, we thought it was prudent to do it now.

I have made it a policy not to discuss share price. My reluctance is greater in today's volatile market where small companies are being decimated for no apparent reasons. I have spoken to you about our clinical trials. Although no-one can predict the outcome of a trial, it is fair to say that the likelihood of one or more of our trials succeeding is extremely high. The value of just one successful trial is several times greater than our current capitalisation.

In addition to having many opportunities in our pharmaceutical division, the same is true of our nutraceutical division. We believe that by transitioning into non-systemic delivery, and with our recent capital raising, we have removed significant risks from any investment in our company.

From what I have said, you can readily ascertain my view of our current share price. I can assure you that we will do everything possible in the coming months to get this message across to potential investors.

I thank you for coming along this journey with us and look forward to delivering future successes.

Harry Rosen
President & CEO

PHOSPHAGENICS

22 May 2008

SEC Mail Processing
Section

JUL - 7 2008

Washington, DC
110

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir

PHOSPHAGENICS LIMITED
CHANGE OF DIRECTOR'S INTEREST NOTICE – PROFESSOR J MILLS

Attached for release to the market is an Appendix 3Y Notice advising of an increase in the entitlement of Professor Mills to the Company's ordinary fully paid shares. Such change in interest occurring on Wednesday 21 May 2008 and arising from the purchase on-market of 74,000 ordinary fully paid Phosphagenics Limited shares at A$0.135 a share.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\3y jml 22 05 08

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PHOSPHAGENICS LIMITED**
ABN	**32 056 482 403**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**MILLS, John**
Date of last notice	**7 November 2007 (Appendix 3Y)**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	NOT APPLICABLE
Name of registered holder (if issued securities)	NOT APPLICABLE
Date of change	NOT APPLICABLE
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NOT APPLICABLE
Interest acquired	NOT APPLICABLE
Interest disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NOT APPLICABLE
Interest after change	NOT APPLICABLE

22 May 2008

+ See chapter 19 for defined terms.

APPENDIX 3Y
Annexure "A"

22 May 2008

SCHEDULE OF DIRECTORS INTERESTS

PHOSPHAGENICS LIMITED

	PREVIOUS Appendix 3Y (07/11/2007)		**PRESENT Appendix 3Y (22/05/2008)**	
	SHARES	OPTIONS	**SHARES**	**OPTIONS**
ASX CODE	POH	POHOB	**POH**	**POHOB**
Name of Registered Holder(s)				
Prof. John Mills & Prof. Suzanne Mary Crowe (1)	164,667	Nil	**164,667**	**Nil**
Prof. John Mills & Prof. Suzanne Mary Crowe <Portsea Superannuation Fund A/C>(2)	138,000		**212,000**	**Nil**
TOTAL ENTITLEMENTS:	302,667	Nil	**376,667**	**Nil**
Total Issued Securities	603,439,181	59,630,948	**663,542,406**	**59,630,948**
Percentage entitlements	0.0502	NIL	**0.0568**	**NIL**

COMMENTS:

1 Professor Mills has a legal and beneficial entitlement to the securities registered in the above **joint holding** with Professor Suzanne Mary Crowe.

Movement in Entitlements:	Shares
Balance, per Appendix 3Y, 07/11/2007	164,667
Movement(s)	nil
Balance, per Appendix 3Y, 22/05/2008	**164,667**

2 Professor Mills is a beneficiary under the **Portsea Superannuation Fund:**

Movement in Entitlements: Portsea Superannuation Fund	Shares
Balance, per Appendix 3Y, 07/11/2007	138,000
Movement(s):	
Acquisition(s): on-market during normal course of trading of the official lists of the ASX Limited	
21/05/2008 at A$0.135 a share	74,000
Balance, per Appendix 3Y, 22/05/2008	**212,000**

poh\asx\3y jm 22 05 08

PHOSPHAGENICS

20 May 2008

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

SEC Mail Processing
Section

JUL -7 2008

Washington, DC
110

Dear Sir

PHOSPHAGENICS LIMITED
Appendix 3B : Confirmation of Number of Shares

On 7 May 2008 the Company announced the raising of $9.1 million via a placement of approximately 60.6 million shares and on the accompanying Appendix 3B Notice referred to " ... approx 60,650,000 ordinary shares ...".

Please note that the final number of shares as formally allotted was 60,101,500 new ordinary shares.

Attached is a correcting Appendix 3B Notice replacing the Notice as lodged on 7 May 2008.

As a result of this correction the Company's issued securities now consist of:

A QUOTED SECURITIES

Ordinary Shares	(POH)	663,542,406
June 2009 Options	(POHOB)	59,630,948

B NON-QUOTED SECURITIES

ESP Options	(POHA1)	1,000,000
	(POHAM)	2,000,000
	(POHAO)	100,000
	(POHAQ)	1,400,000
Other	(POHAK)	500,000

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\3b confirmation 20 05 08

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: +61 3 9605 5900 Facsimile: +61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Rule 2.7. 3.10.3. 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

CORRECTION TO AND REPLACING THE APPENDIX 3B DATED 7 MAY 2008 AND AS LODGED WITH ASX LIMITED ON 7 MAY 2008

Name of entity

PHOSPHAGENICS LIMITED

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued AND LAPSE OF ESOP OPTIONS	(i) ORDINARY SHARES (ii) LAPSE OF ESOP OPTIONS (POHAM)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued and ESOP options lapsing	(i) 60,101,500 ORDINARY SHARES (ii) (600,000) ESOP OPTIONS
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(i) PLACEMENT OF SHARES TO INTERNATIONAL AND LOCAL INSTITUTIONS AND SOPHISTICATED AND PROFESSIONAL INVESTORS, AT A$0.15 A SHARE. (ii) LAPSE OF ESOP OPTIONS

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	SHARES - YES
5	Issue price or consideration	A$0.15 A SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE FUNDS RAISED ARE TO SUPPORT PHOSPHAGENICS' RESEARCH AND DEVELOPMENT PROGRAMS THROUGH TO THE END OF CALENDAR YEAR 2009
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 MAY 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
663,542,406	ORDINARY SHARES (POH)
59,630,948	JUNE 2009 OPTIONS (POHOB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,000,000	ESOP OPTIONS (POHAI)
2,000,000	ESOP OPTIONS (POHAM)
100,000	ESOP OPTIONS (POHAO)
1,400,000	ESOP OPTIONS (POHAQ)
500,000	OTHER OPTIONS(POHAK)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	ALL NEW SHARES TO RANK EQUALLY

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) x Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 MAY 2008
(Company Secretary)

Print name: MOURICE GARBUTT

p\asx\3b placement 20 05 08

PHOSPHAGENICS

20 May 2008

SEC Mail Processing
Section

JUL - 7 2008

Washington, DC
110

Company Announcement

Phosphagenics' executive appointment

Phosphagenics Limited ("Phosphagenics") (ASX: POH, AIM: PSG, OTCQX: PPGNY) today announced the appointment of Fred Banti as Senior Vice President and Chief Business Officer.

Harry Rosen, Phosphagenics' President & CEO, said that Mr Banti's thorough understanding of the drug development and commercialisation process will strengthen Phosphagenics' business and corporate development.

"Mr Banti has more than 27 years' experience as a pharmaceutical executive with strong management credentials in corporate, business and strategy development, portfolio and project management, commercial assessments and research & development," Mr Rosen said.

"Based in our New York office, Mr Banti's extensive experience from working at leading pharmaceutical companies like Novartis Oncology and Pharmacia (now Pfizer) will assist Phosphagenics in leveraging our portfolio and commercial development," he said.

From 2006 to 2008, Mr Banti was VP Business Development for Gemin X Inc.; a private Venture backed Oncology Company. Prior to that, he was VP Life Sciences at Wood Mackenzie, VP Corporate Development for Penwest Pharmaceutical, VP Global Business Development for Novartis Oncology and Senior Director, Corporate Licensing and Global Head of Infectious Disease Licensing at Pharmacia.

These senior appointments followed 18 years in a variety of research and commercial positions within Rhone Poulenc Rorer (now Sanofi Aventis), culminating in his appointment from 1994 to 1999 as Director, Corporate Worldwide Business Development and Licensing.

Mr Banti said that Phosphagenics' exciting technologies and multiple opportunities made the Senior Vice President and Chief Business Officer position very alluring.

"Phosphagenics has unique and innovative technology and this is an exciting time to be joining the company. I look forward to working with the Phosphagenics team and contributing to the future growth and success of the business," Mr Banti commented.

ENDS....

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Harry Rosen
Phosphagenics Limited
President & CEO
+61 3 9605 5900

Mary McSwiggan
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

U.S. Investor and Media Contacts:
Brian Ritchie
Financial Dynamics
+1 212 850 5683

SEC Mail Processing
Section

JUL - 7 2008

Washington, DC
110

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Phosphagenics Limited
ACN/ARSN	056 482 403

1. Details of substantial holder (1)

Name	Orbis Investment Management (Australia) Pty Ltd (**Orbis Australia**) and its related bodies corporate as set out in Table 1 of Annexure A (**together Orbis Group**), as investment manager for the funds or investment mandates listed at Table 2 of Annexure A
ACN/ARSN (if applicable)	112 316 168 (ACN of Orbis Australia)

There was a change in the interests of the substantial holder on	10 May 2008
The previous notice was given to the company on	26 Nov 2007
The previous notice was dated	26 Nov 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	90,646,143	15.02	127,203,155	19.15

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure A, Tables 2 and 3					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure A, Tables 2 and 4					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A, Tables 1 and 2	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Orbis Group	C/- Orbis Australia, Level 2 Challis House, 4 Martin Place Sydney , NSW 2000

Signature

print name Simon Marais Capacity Authorised Signatory

sign here [signature] date 12/5/08.

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Phosphagenics Limited ACN 056 482 403
THIS IS ANNEXURE A OF 4 PAGES REFERRED TO IN THE ABOVE FORM 604

Print name	Simon Marais	Director
Sign here	[signature]	Date 12 May 2008

Table 1 – Related bodies corporate

The following entities are associates of Orbis Australia and each other by virtue of being related bodies corporate.
Orbis Holdings Limited
Orbis World Limited
Orbis Investment Management Limited (OIML)
Orbis Asset Management Limited (OAML)
Orbis Administration Limited
Orbis Investment Research Limited
Orbis Investment Management (MIS) Limited
Triple Blue Holdings Limited
Pictet Overseas Trust Corporation and Pictet Trustee Company SA
Orbis Mansfield Street Properties Ltd
Orbis Investment Management (BVI) Limited (OBIVL)
Orbis Investment Advisory Pty Limited
Orbis Holdings (Australia) Pty Limited
Orbis Investment Management (Australia) Pty Limited
Orbis Client Services (Canada) Limited
Orbis Holdings (UK) Limited
Orbis Investment Management (Europe) LLP

Table 2 - Funds
An entity within the Orbis Group acts as investment manager for some or all of the assets in the following funds.

Fund name	Investment Manager	Reference Code	Registered Holder	Persons entitled to be registered holder
Orbis MIS – Orbis/SM Australia Equity Fund	Orbis Australia	SMEF	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis MIS – Orbis/SM Australia Equity Fund
Warakirri Endeavour Fund	Orbis Australia	SMWK	ANZ Nominees Ltd as nominee of the Warakirri Endeavour Fund	ANZ Nominees Ltd as nominee of the Warakirri Endeavour Fund
Orbis MIS – Orbis Global Equity Fund	OIML	GAPL	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis MIS – Orbis Global Equity Fund	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis MIS – Orbis Global Equity Fund
Orbis Global Equity Fund Limited	OIML	OGEF	Citigroup PTY Ltd as nominee of Orbis Global Equity Fund Limited	Citigroup PTY Ltd as nominee of Orbis Global Equity Fund Limited
Orbis Optimal SA Fund Limited	OIML	OSAP	Citigroup PTY Ltd as nominee of Orbis Optimal SA Fund Limited	Citigroup PTY Ltd as nominee of Orbis Optimal SA Fund Limited
Orbis SICAV – Global Equity Fund	OIML	SGPL	Citigroup PTY Ltd as nominee of Orbis SICAV Global Equity Fund Limited	Citigroup PTY Ltd as nominee of Orbis SICAV Global Equity Fund Limited
Orbis Optimal Global Fund LP	OAML	OOLP	HSBC Custody Nominees (Australia) Ltd as nominee of Orbis Optimal Global	HSBC Custody Nominees (Australia) Ltd as nominee of Orbis Optimal

			Fund LP	Global Fund LP
GA Fund –L Equity Deep Value World TP	OIML	FWEF	ANZ Nominees Ltd as nominee of GA Fund –L Equity Deep Value World TP	ANZ Nominees Ltd as nominee of GA Fund –L Equity Deep Value World TP
Orbis Asia ex-Japan Fund	OBVIL	XJPL	Citigroup PTY Ltd as nominee of Orbis Asia ex-Japan	Citigroup PTY Ltd as nominee of Orbis Asia ex-Japan

Table 3 – Change in relevant interest

Acquistion date	Reference code	Action	Number of security	Price	Consideration
8-May-08	SMEF	Buy	33,070,000		$ 4,960,500
18-Apr-08	SMEF	Buy	19,200		$ 3,360
17-Apr-08	SMEF	Buy	20,500		$ 3,588
15-Apr-08	SMEF	Buy	18,700		$ 3,273
14-Apr-08	SMEF	Buy	10,000		$ 1,750
1-Apr-08	SMEF	Buy	40,533		$ 7,296
27-Mar-08	SMEF	Buy	6,106		$ 1,099
19-Mar-08	SMEF	Buy	108,800		$ 19,530
18-Mar-08	SMEF	Buy	3,300		$ 561
13-Mar-08	SMEF	Buy	4,000		$ 700
12-Mar-08	SMEF	Buy	3,424		$ 599
10-Mar-08	SMEF	Buy	62,011		$ 11,336
7-Mar-08	SMEF	Buy	50,225		$ 9,543
29-Feb-08	SMEF	Buy	8,636		$ 1,554
28-Feb-08	SMEF	Buy	26,666		$ 5,067
25-Feb-08	SMEF	Buy	19,000		$ 3,610
21-Feb-08	SMEF	Buy	28,300		$ 5,519
20-Feb-08	SMEF	Buy	19,666		$ 3,835
14-Feb-08	SMEF	Buy	53,667		$ 10,197
13-Feb-08	SMEF	Buy	1,040		$ 198
12-Feb-08	SMEF	Buy	35,000		$ 6,650
22-Jan-08	SMEF	Buy	22,600		$ 3,842
16-Jan-08	SMEF	Buy	18,516		$ 3,888
9-Jan-08	SMEF	Buy	7,000		$ 1,540
8-Jan-08	SMEF	Buy	28,900		$ 6,453
4-Jan-08	SMEF	Buy	5,000		$ 1,150
27-Dec-07	SMEF	Buy	22,222		$ 5,000
21-Dec-07	SMEF	Buy	75,000		$ 16,875
20-Dec-07	SMEF	Buy	160,000		$ 36,000
19-Dec-07	SMEF	Buy	5,350		$ 1,204
18-Dec-07	SMEF	Buy	45,338		$ 10,201
17-Dec-07	SMEF	Buy	99,906		$ 22,829
14-Dec-07	SMEF	Buy	29,100		$ 6,548
12-Dec-07	SMEF	Buy	27,400		$ 6,302
7-Dec-07	SMEF	Buy	29,000		$ 6,525
5-Dec-07	SMEF	Buy	218,000		$ 49,050
4-Dec-07	SMEF	Buy	99,000		$ 22,770
3-Dec-07	SMEF	Buy	42,500		$ 9,775
29-Nov-07	SMEF	Buy	46,834		$ 10,758
28-Nov-07	SMEF	Buy	28,570		$ 6,428
27-Nov-07	SMEF	Buy	8,002		$ 1,800
			34,627,012		**$ 5,288,700**
8-May-08	SMWK	Buy	**1,930,000**		**$ 289,500**

Table 4 – Present relevant interest

Reference code	Number of security
SMEF	50,030,521
SMWK	1,930,000
GAPL	1,890,000
OGEF	53,820,634
OSAP	2,335,000
SGPL	6,080,000
OOLP	820,000
FWEF	1,205,000
XJPL	9,092,000
Total	**127,203,155**

SEC Mail Processing
Section

JUL - 7 2008

Washington, DC
110

07 May 2008

PHOSPHAGENICS

Company Announcement

Phosphagenics Completes A$9.1 M Capital Raising

Phosphagenics Limited ("Phosphagenics") (ASX: POH, AIM: PSG, OTCQX: PPGNY) today announced that it has raised A$9.1 m via a placement of approximately 60.6 million fully paid ordinary shares to leading overseas and domestic institutions, and other sophisticated investors, at 15 cents per share.

It is expected that trading in the new shares on the Australian Stock Exchange will commence on or around 12 May 2008.

Mr Harry Rosen, Phosphagenics' President & CEO said that the company was very pleased with the response from investors.

"We are very pleased to receive this substantial support from our existing shareholders as we continue to focus on the discovery of new and cost-effective ways to enhance the bioavailability, delivery, efficacy and safety of proven pharmaceutical and nutraceutical products," Mr Rosen said.

"The funds raised considerably strengthen the Company's financial position and together with government grants and other revenue will support Phosphagenics' research and development programs through to the end of calendar year 2009," he said.

Attached for release to the market is an Appendix 3B notice together with a Section 708A notice.

ENDS.......

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, efficacy and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

About BBY
BBY is the stockbroker to Phosphagenics.

BBY is a full service Australian stockbroking and Corporate Advisory firm. With offices in Sydney, Melbourne and London and a major US bank Jefferies Inc (NYSE:JEF) as an equity partner, BBY is well positioned to service its clients' local and global needs.

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Harry Rosen
Phosphagenics Limited
President & CEO
+61 3 9605 5900

Mary McSwiggan
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

U.S. Investor and Media Contacts:
Brian Ritchie
Financial Dynamics
+1 212 850 5683

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PHOSPHAGENICS LIMITED

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued AND LAPSE OF ESOP OPTIONS	i) ORDINARY SHARES ii) LAPSE OF ESOP OPTIONS (POHAM)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued and ESOP options lapsing	i)approx 60,650,000 ORDINARY SHARES ii) (600,000) ESOP OPTIONS
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	i) PLACEMENT OF SHARES TO INTERNATIONAL AND LOCAL INSTITUTIONS AND SOPHISTICATED AND PROFESSIONAL INVESTORS, AT A$0.15 A SHARE. ii) LAPSE OF ESOP OPTIONS

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	SHARES - YES
5	Issue price or consideration	A$0.15 A SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	THE FUNDS RAISED ARE TO SUPPORT PHOSPHAGENICS' RESEARCH AND DEVELOPMENT PROGRAMS THROUGH TO THE END OF CALENDAR YEAR 2009
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7th MAY 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
approx 664,090,906	ORDINARY SHARES (POH)
59,630,948	JUNE 2009 OPTIONS (POHOB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,000,000	ESOP OPTIONS (POHAI)
2,000,000	ESOP OPTIONS (POHAM)
100,000	ESOP OPTIONS (POHAO)
1,400,000	ESOP OPTIONS (POHAQ)
500,000	OTHER OPTIONS(POHAK)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	ALL NEW SHARES TO RANK EQUALLY

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) x Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those ⁺securities should not be granted ⁺quotation.
- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.
- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 MAY 2008
(Company Secretary)

Print name: MOURICE GARBUTT

p\asx\3b placement 07 05 08

PHOSPHAGENICS

7th May 2008

THE MANAGER
COMPANIES ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir

re: Notice under Section 708A *Corporations Act 2001* (Cth) (Act)

Further to the Company's announcement today advising of the placement allotment of approximately 60,650,000 new ordinary fully paid shares to international and local institutions and professional & sophisticated investors at an issue price equivalent to A$0.15 a share for a total raising of A$9.1 million

The Company gives notice to ASX (as the relevant market operator) under Section 708A(5)(e) of the Act that:

1 the Company issued the Shares without disclosure to investors under Part 6D.2 of the Act;

2 as at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Act as they apply to the Company; and
(b) Section 674 of the Act; and

3 as at the date of this notice, there is no information to be disclosed which is excluded information as defined by Section 708A (7) of the Act.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\cleansing notice 07 05 08

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: +61 3 9605 5900 Facsimile: +61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

For personal use only

ASX
AUSTRALIAN SECURITIES EXCHANGE

SEC Mail Processing
Section

JUL - 7 2008

Washington, DC
110

MARKET RELEASE

5 May 2008

Phosphagenics Limited

TRADING HALT

The securities of Phosphagenics Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 7 May 2008 or when the announcement is released to the market.

Security Code: POH
POHOB

James Gerraty
Manager, Issuers (Melbourne)

30 April 2008

PHOSPHAGENICS

Company Announcement

SEC Mail Processing
Section

JUL - 7 2008

Washington, DC
110

Phosphagenics Reports Positive Pre-clinical Results for Targeted Delivery of Lidocaine

- Company's TPM Drug Delivery Technology Demonstrates Substantial Increase in Lidocaine Penetration Compared to a Leading Marketed Product -

Phosphagenics Limited ("Phosphagenics") (ASX: POH, AIM: PSG, OTCQX: PPGNY) today announced positive results of a pre-clinical study using TPM, the Company's patented drug deliver system, for the targeted delivery of lidocaine, demonstrating increased efficacy while restricting systemic exposure. A phase 1 human clinical trial is scheduled to commence in the third quarter of 2008.

Study Design

The study was designed to demonstrate the ability of TPM to deliver lidocaine (5%) to a targeted local site after a single topical application, while restricting systemic exposure. Lidocaine concentrations were measured in the skin at the site of application as well as in the underlying muscle and tissue. The studies were performed in parallel using a leading commercial form of lidocaine, Xylocaine® 5%, to assess the relative efficacy of the TPM/Lidocaine formulation.

TPM/Lidocaine or Xylocaine® (20μl) were applied to a 2x2 cm^2 area of shaved skin on the thigh of the treatment, or control animals (n=10). Blood samples were taken at 0 (before application), 1, 2, 3, and 5 hours after application. Lidocaine concentrations were measured in the skin at the site of application as well as in the underlying muscle to determine the amount of lidocaine delivered to the local area of application. Plasma lidocaine concentration was quantified to evaluate systemic exposure.

Study Results

Phosphagenics' TPM/Lidocaine increased, by a statistically significant margin ($p \leq 0.001$), the amount of lidocaine delivered to the skin at the site of application as compared to Xylocaine® 5%. The lidocaine concentration in skin was approximately 900% higher 5 hours after topical application of TPM/Lidocaine, compared to Xylocaine® alone (see table 1).

In addition, TPM/Lidocaine was able to increase the depth of lidocaine penetration. A significant ($p < 0.001$) increase of approximately 500% in lidocaine was detected in the thigh muscle of animals treated with TPM/Lidocaine over Xylocaine® alone.

Importantly, the increases in lidocaine delivery to both skin and muscle, did not lead to a significant increase in systemic exposure. The average plasma lidocaine concentration peaked 1 hour after the topical application for both TPM/Lidocaine and Xylocaine®. The differences in plasma concentration were not statistically significant. This is particularly impressive given the magnitude of the differences in the lidocaine concentrations in both skin and muscle.

These results show that TPM has the potential to be used as a targeted, localised delivery system, capable of increased delivery of therapeutic levels of lidocaine, and very likely other products, to targeted areas while minimising exposure to the rest of the body.

Mean lidocaine levels in tissue and plasma following treatment

Treatment	Skin (µg)	Thigh (µg)	Plasma Concentration (ng/ml)
Xylocaine® 5%	1.47 ± 0.65	0.11 ± 0.03	54.17 ± 26.22
TPM/Lidocaine 5%	13.46 ± 2.23	0.59 ± 0.10	77.46 ± 38.38

Table 1

Dr. Esra Ogru, Executive Vice President of Research and Development at Phosphagenics, said: "We are excited by the prospect of being a global competitor in such a large market, with global sales of topical local anesthetics for the year ended 30 June 2007 reaching US$ 1.2 billion. Our technology has shown the potential to substantially enhance the current standard of care."

Harry Rosen, President and CEO at Phosphagenics said; "Commercially, a portfolio of topically delivered products offers a number of advantages compared to transdermal products delivering actives into the bloodstream, including a faster time to market, a relatively easier path to regulatory approval, a cost effective development program, and, most importantly, significant markets and unmet medical needs. These unmet needs include dentistry, as our lidocaine formulation may potentially replace the need to inject patients with lidocaine, as well as possible use as a spray pain reliever for certain types of burns."

"The results of this study were outstanding and clearly demonstrate the superiority of our formulation over existing products. Our extensive experience with the TPM platform delivery system suggests the strong possibility of obtaining similar results when our product is administered to humans," Mr. Rosen said.

ENDS.......

APPENDIX AND NOTES TO EDITORS

About Lidocaine
Lidocaine is a widely used local anesthetic and antiarrhythmic drug. It is used topically to relieve itching, burning and pain from skin inflammations, injected as a dental anesthetic, and in minor surgery.

The most commonly encountered lidocaine preparations are marketed by Abraxis Pharmaceutical Products under the brand names Xylocaine® and Xylocard®, and as 'Lanacane' topical ointment in the UK, though lidocaine is also found in many other proprietary preparations. It is available as an ointment, jelly, patch, or aerosol for topical use, as an oral solution, and as an injection for local anesthesia.

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Esra Ogru
Phosphagenics Limited
Executive VP R&D
+61 3 9605 5900

Mary McSwiggan
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

U.S. Investor and Media Contacts:
Brian Ritchie
Financial Dynamics
+1 212 850 5683

PHOSPHAGENICS

21 April 2008

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
THE AUSTRALIAN STOCK EXCHANGE LIMITED

SEC Mail Processing
Section

JUL - 7 2008

Washington, DC
110

Dear Sir

re : **Phosphagenics Limited**

EXCELLENCE IN BIOLOGY INVESTMENT CONFERENCE

Enclosed for release to the market is a copy of the PowerPoint presentation to be given by the Company's Chairman, Associate Professor Andrew Vizard, to the "Excellence in Biology Investment Conference" in Sydney today.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\alv presentation 21 04 08


"Delivering more"
Phosphagenics Limited
Associate Professor Andrew Vizard
Excellence in Biotechnology Investment Conference
Sydney - 21 April 2008

Safe harbor

PHOSPHAGENICS

This presentation contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Phosphagenics

PHOSPHAGENICS

Melbourne based, global drug delivery company, with offices in New York, focused on the discovery of new and cost effective ways to enhance the delivery of proven products.

Public listed company

- Australian Stock Exchange (POH)
- London Stock Exchange - Alternative Investment Market (PSG)
- US Level 1 ADR - OTCQX (PPGNY)

Business Strategy

PHOSPHAGENICS

TPM has multiple applications

- Multiple revenue opportunities:
  - Pharmaceutical
  - Nutraceutical
  - Manufacturing

Lower risk business model

- Drug delivery focus
  - Faster time to market
  - Lower R&D expenditure
  - Increased success rate

Applications of TPM

PHOSPHAGENICS



TPM
Pharmaceutical
Nutraceutical
Topical Drug Delivery
Oral
Functional Foods
Cosmeceutical
Dietary Supplements
Systemic
Non-Systemic
APA-01
GTP-0805

TPM topical delivery – features & benefits

PHOSPHAGENICS

	FEATURE		BENEFITS
1	**Targeted delivery of actives**	→	*Provides either systemic or localised delivery*
2	**Can transport both small and large molecules**	→	*Technology applicable to a wide range of drugs*
3	**Powerful penetration enhancer that does not disrupt or irritate the dermis**	→	*No skin irritation* *Maintains skin integrity*
4	**Allows for a sustained release of compounds from one application**	→	*Flexible dosage regimens* *Longer therapeutic levels maintained*
5	**Rapidly penetrates the dermis (less than 1 hour)**	→	*Permits normal daily activities (e.g. showers, swimming)*
6	**Other routes of administration beyond transdermal under investigation**	→	*Can be produced in a wide range of presentations (powder, liquid, gel etc)*

Strong product pipeline



Discovery & Research
Pre-clinical
Phase 1
Phase 2
Target Application
Drug Delivery – Systemic/Transdermal
Insulin
Diabetes
Morphine
Pain Management
Oxycodone
Pain Management
Drug Delivery - Non-systemic/Localised
Retinoic Acid (Dermatology)
Acne
Lidocaine
Pain Management
Diclofenac
Pain Management
Oral
Phospha E® (Nutra)
Metabolic Syndrome
APA-01 + Statin
Atherosclerosis
GTP-0805
Cancer


"Delivering more"

Phosphagenics

Systemic (transdermal) delivery - insulin

Systemic transdermal – insulin

PHOSPHAGENICS

Market size

- Diabetes therapies – sales $US 17.8 B 2005
- Insulin products – sales $US 7.2 B 2005

Target market

- Basal insulin
- Currently injected


200 Million Diabetics
Type 1
Type 2
Treatment of Type 2
Insulin 30%
Oral Agents 70%

Systemic transdermal - insulin phase 1

PHOSPHAGENICS

Results

- Effect of transdermal insulin on plasma C-peptide and blood Glucose after two consecutive OGTT in non-diabetic humans



Blood C-peptide Concentration vs Time
Control
Treated TPM/Insulin
OGTT
OGTT
Blood C-peptide Concentration (pmol/mL)
Time (hours)
OGTT = Oral Glucose Tolerance Test



Blood Glucose Concentration vs Time
Control
Treated TPM/Insulin
OGTT
OGTT
Glucose concentration (mM)
Time (hours)
OGTT = Oral Glucose Tolerance Test

Systemic transdermal – insulin phase 2

PHOSPHAGENICS

Current Phase 2 trial

- Phase 2 trial currently underway at CMAX, Royal Adelaide Hospital and QPharm in Queensland, Australia
- Total number of patients – 60
- Trial design - randomised single-blinded, placebo controlled, three way cross-over
- Primary endpoint - assessing the efficacy of TPM/Insulin in patients with Type 1 and Type 2 diabetes
- Conducted in Australia in collaboration with the Joslin Diabetes Centre/Harvard Medical School, Boston, US


"Delivering more"

Phosphagenics

Systemic (transdermal) delivery - opiates

Systemic transdermal - opioid market

PHOSPHAGENICS

Market size

- Sales of narcotic analgesics ~ $US 6.0 B globally per annum
- Oxycodone is a leading pain-management drug with worldwide annual sales exceeding $US 1 B

Market opportunity

- Transdermal administration of analgesics offers sustained delivery of opioids for chronic pain sufferers and prevents breakthrough pain
- Potential for decreasing side-effects by preventing dose spiking observed with oral doses

Market positioning

- No other transdermal morphine or oxycodone available or known to be in development

Systemic transdermal - oxycodone

PHOSPHAGENICS

Phase 1 Results

- Mean levels of oxycodone in urine following single administration of TPM/Oxycodone

Development status

- Patch development in progress
  - Collaboration with leading patching development company
  - Plans for patch clinical study in 2H 2008

Mean Levels of Oxycodone in Urine following Single Administration of TPM/Oxycodone 200mg (n=16)



Urine concentration (ng/mL)
100
80
60
40
20
0
0
5
10
15
20
25
30
35
40
45
50
Time (hours)

Systemic transdermal - abuse deterrence

PHOSPHAGENICS

Morphine & oxycodone formulated with TPM

- Resists physical dissolution (cannot be dissolved in alcohol and acidic beverages)
- Thick - high viscosity prevents injection
- Stickiness prevents snorting
- Novel formulation prevents thermal extraction
- Demand for abuse resistant products increasing, few competitors in development

Slow release of morphine or oxycodone = No EUPHORIA


"Delivering more"

Phosphagenics

Non-systemic (localised) delivery

Localised delivery

PHOSPHAGENICS

Utilising TPM's versatility

- A portfolio of topical and targeted drug delivery products offering a number of advantages, including:
  - Faster time to market compared to transdermal systemic delivery - 12 to18 months from POC to late stage development
  - Easier path to regulatory approval – 505(b)2
  - A cost effective development program – approx $US 3-5 M per product
  - Significant markets and unmet patient needs

Localised delivery

PHOSPHAGENICS

Products under development

- Current products under development include:
  - Diclofenac – leading product sales over $US 400 M
  - Lidocaine – local anaesthetic market $US 1.2 B
  - Retinoic acid – topical retinoids market over $US 340 M

Recent comparable deals

- Voltaren Gel® (diclofenac) licensed for US market for upfront payment of $US85 million plus potential milestone payment of $US25 M
- Lidoderm® (lidocaine) deal worth $US 10.05 M

Localised delivery

PHOSPHAGENICS

Competitive positioning

The platform offers opportunities to:

- Provide a more effective topical product
- Reduce systemic exposure of the active
- Provide a variety of dosage forms including gels, foams and sprays without comprising the effectiveness of the product
- Reduce intolerance and dermal reactions caused by many topical therapies

Pre-clinical success

In-vivo retinoic acid studies have shown that the platform has the ability to:

- Enhance the delivery of topically applied compounds
- Minimise systemic exposure
- Minimise dermal irritation


"Delivering more"

Phosphagenics

Nutraceutical business

Nutraceutical deals

PHOSPHAGENICS

Nestlé Nutrition – Phospha E®, functional foods

- Option exercised by Nestlé Nutrition January 2007
- Currently negotiating a commercial global exclusive license
- Phase 2 human clinical trial for Metabolic Syndrome underway – funded by Nestlé Nutrition
- Phospha E® is a patented derivative of vitamin E with demonstrated superior properties in pre-clinical studies e.g.:
  - lowering cholesterol and triglycerides,
  - prevention of plaque formation in heart arteries, and
  - unique anti-inflammatory properties.
- Generally Recognized As Safe (GRAS) status in US

Nestlé Nutrition

ISP – Vital ET™, personal care

- Distribution agreement with ISP
- Manufactured in Melbourne by Phosphagenics


Vital ET™
A Potent New Anti-Inflammatory & Anti-Erythemal Ingredient for Healthy Skin


"Delivering more"

Phosphagenics

Financial and corporate information

Capital

PHOSPHAGENICS

Market capitalisation

- A$ 106 M (at 17.5 cents per share) = US$ 98M
- 603.4 M shares (ASX:POH)
- 59.7 M options outstanding (ASX:POHOB)

Government grants 2007

- A$ 3.2 M Pharmaceutical Partnership Program over 3 years
- A$ 2.1 M Commercial Ready over 2 years

Cash balance

- A$ 10.7 M at 31 December 2007

Board & scientific advisers

PHOSPHAGENICS

Directors

Harry Rosen	President & Chief Executive Officer
Dr Esra Ogru	Executive Vice President of R&D
Assoc. Prof. Andrew Vizard	Non Executive Chairman
Professor John Mills	Non Executive Director
Jon Addison	Non Executive Director
Michael Preston	Non Executive Director

Scientific advisers

Dr Simon West	Phosphagenics Limited
Professor Angelo Azzi	University of Berne, Switzerland Tufts University, Boston, US
Professor Thomas Rades	University of Otago, New Zealand
Professor Ishwarlal Jialal	UC Davis Medical Centre, Sacramento, US
A/Professor William Hsu	Joslin Diabetes Centre, Harvard Medical School, US



"Delivering more"



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PHOSPHAGENICS

END